[YAHOO LETTERHEAD]

July 8, 2011

BY EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 000-28018

Dear Mr. Gilmore:

On June 29, 2011, Yahoo! Inc. received your letter dated June 29, 2011 setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above referenced Form 10-K. The comment letter asks us to provide the information requested in your letter within ten business days or to advise the Staff when we will provide the requested response. Our counsel, Robert Plesnarski of O’Melveny & Myers LLP, spoke to Staff Accountant Jennifer Fugario and requested and received an extension of time so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the comment letter by no later than July 28, 2011.

Please contact Robert Plesnarski at (202) 383-5149 or the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,
Yahoo! Inc.

/s/ MICHAEL J. CALLAHAN
By:	Michael J. Callahan
Title:	Executive Vice President, General Counsel and Secretary

cc:	Barbara C. Jacobs, Assistant Director
Katherine Wray, Staff Attorney
Jennifer Fugario, Staff Accountant
Timothy R. Morse, Executive Vice President and Chief Financial Officer
Robert T. Plesnarski, Esq., O’Melveny & Myers LLP